Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2014 of Burcon NutraScience Corporation of our report dated June 23, 2014, relating to the consolidated financial statements, which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
Canada
June 23, 2014